U.S SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25  NOTIFICATION OF LATE FILING  (Check One): ( )Form 10-K &#9;( )Form 20-F &#9;( )Form 11-k &#9;( )Form 10-Q &#9;( )Form N-SAR (X )Form N-CSR For Period Ended: February 29, 2004 ( )Transition Report on Form 10-K  ( )Transition Report on Form 20-F  ( )Transition Report on Form 11-K  ( )Transition Report on Form 10-Q  ( )Transition Report on Form N-SAR ( )Transition Report on Form N-CSR For the Transition Period Ended:  PART I - REGISTRATION INFORMATION  Full Name of Registrant:  Copley Fund, Inc. Address of Principal Executive Office (Street and Number)  245 Sunrise Ave.  City, State and Zip Code  Palm Beach, FL 33480  PART II-RULES 12b-25 (b) and (c)  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ 23,047], the following should be completed.  (Check box if appropriate)  X &#9;(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.  &#9;(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (72,435), effective April 12, 1989, 54 F.R. 10306.]  &#9;(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.        PART III - NARRATIVE  &#9;Because of the press of other business, registrant's officers have not had sufficient time to review the N-SAR form with their accountants, transfer agent and counsel, all of which are located in different cities. This review is necessary in order to assure an accurate report.  PART IV - OTHER INFORMATION  (1) Name and telephone number of person to contact in regard to this notification  Thomas C. Henry, Esquire (410) 822-4456  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). (X) Yes ( ) No    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( )Yes (X)No  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.  Copley Fund, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.  Date: April 26, 2004  By: /s/ Eileen Joinson  Eileen Joinson, Secretary